FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of September 2004
                            17 September 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Schedule 10 released on 17 September 2004





                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Sky Broadcasting Group plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached list

5. Number of shares/amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 50p each

10. Date of transaction

Unknown

11. Date company informed

15 September 2004

12. Total holding following this notification

98,030,827

13. Total percentage holding of issued class following this notification

5.0487%

14. Any additional information

-

15. Name of contact and telephone number for queries

Chris Taylor - 020 7800 4297

16. Name and signature of authorised company official responsible for making this notification

David Gormley

Date of notification

17 September 2004

                                    SCHEDULE

                       British Sky Broadcasting Group plc


Registered Holder                               No. of Shares        % of Class

Bank of New York, Europe, London                      12,010            0.0006%
Bank of New York, London                           4,052,760            0.2087%
London
JP Morgan/Chase
Woolgate House
Coleman Street                                    79,761,755            4.1078%
London
EC2P 2HD
Citibank                                             800,257            0.0412%
London
Euroclear                                             10,200            0.0005%
Bruxelles
HSBC Bank Ltd.                                       602,120            0.0310%
London
Mellon Bank                                        2,611,640            0.1345%
London
Merrill Lynch Intl Ltd.                            1,029,700            0.0530%
London
Northern Trust Company                             1,722,899            0.0887%
155 Bishopgate
London, EC2M 3XS
Royal Trust Corp of Canada                         1,788,600            0.0921%
London
State Street Nominees Limited                      5,638,886            0.2904%
12-13 Nichols Lane
London EC4N 7BN
TOTAL                                             98,030,827            5.0487%



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 17 September 2004                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary